1875 K Street, NW
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

VIA EDGAR

February 17, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Inc.

(Securities Act File No. 033-97598;

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 124

Ladies and Gentlemen:

On behalf of the iShares Inc. (the “Corporation”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, Post-Effective Amendment No. 124 (the “Amendment”) to the Corporation’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act related to the following new fund of the Corporation:

iShares MSCI All Country World Minimum Volatility Index Fund (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI All World Minimum Volatility Index (the “Underlying Index”). The Underlying Index has been developed by MSCI, Inc. to measure the combined performance of equity securities in both emerging and developed markets that have lower absolute volatility. The Underlying Index begins with the MSCI All Country World Index, which is a capitalization-weighted index, and then follows a rules-based methodology to determine optimal weights for securities in the index with the lowest total risk. As of December 1, 2010, the three largest industries by component weighting in the Underlying Index were financials, consumer staples and health care.

(2) Brokerage Transactions

The Fund has updated the disclosure relating to brokerage arrangements in connection with creation and redemption transactions under the heading “Brokerage Transactions” in its Statement of Additional Information (“SAI”).

The Amendment follows the general format used by iShares Trust (the “Trust”) filings prepared in accordance with Form N-1A, for example, Post-Effective Amendment No. 499 filed pursuant to Rule 485(a)(2) on January 21, 2011.

(3) Creations and Redemptions

The Fund has updated the disclosure of costs associated with creation and redemption transactions under the heading “Shareholder Information” in its prospectus and under the heading “Creation and Redemption of Creation Units” in its SAI.

The Amendment follows the general format used by previous Trust filings prepared in accordance with Form N-1A, for example, Post-Effective Amendment No. 499 filed pursuant to Rule 485(a)(2) on January 21, 2011.

(4) Other Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. The tax disclosure has also been updated to reflect recent legislation.

The Amendment follows the general format used by previous Trust filings prepared in accordance with Form N-1A, for example, Post-Effective Amendment No. 499 filed pursuant to Rule 485(a)(2) on January 21, 2011.

(5) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Corporation and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 115, filed pursuant to Rule 485(a) on April 30, 2010, relating to the iShares MSCI USA Index Fund. The disclosures applicable to the Fund and the Corporation included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other matters under the headings identified below.

In the Prospectus:

“Introduction,” “Portfolio Holdings Information,” “Management - Investment Adviser,” “Management - Administrator, Custodian and Transfer Agent,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information - Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information - Taxes When Shares Are Sold,” “Shareholder Information - Householding,” and “Distribution.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services - Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services - Distributor” “Additional Information Concerning the Corporation - Termination of the Corporation or the Fund,” “Additional Information Concerning the Corporation - DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information.”

*     *     *     *     *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1138.

Sincerely,

/s/ Ryan Leshaw
Ryan Leshaw

cc:	Andrew Josef, Esq.
Michael Gung
Benjamin J. Haskin